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07004390

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SEC FILE NUMBER
8-53412

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

MSCS Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Seventeenth Street, Suite 300
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Clifton D'Amato (720) 956-5401
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400 (Address) ENGLEWOOD (City) CO (State) 80237 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB 3/17

OATH OR AFFIRMATION

I, R. Clifton D'Amato affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of MSCS Financial, LLC, as of and for the year ended December 31, 2006, are true and correct. I further affirm that neither the Company nor any stockholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Senior Advisor
Title


Notary Public

This report** contains (check all applicable boxes):

X	a.	Facing page.
X	b.	Statement of Financial Condition.
X	c.	Statement of Income (Loss).
X	d.	Statement of Cash Flows.
X	e.	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
___	f.	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	g.	Computation of Net Capital.
___	h.	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
___	i.	Information Relating to the Possession or Control Requirement under Rule 15c3-3.
___	j.	A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
___	k.	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
X	l.	An Oath or Affirmation.
___	m.	A Copy of the SIPC Supplemental Report.
___	n.	A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
X	n.	Independent accountants' report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MSCS FINANCIAL SERVICES, LLC

Table of Contents

MSCS FINANCIAL SERVICES, LLC

Financial Statements
and
Independent Auditors' Report
December 31, 2006

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors and Member
MSCS Financial Services, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of MSCS Financial Services, LLC as of December 31, 2006, and the related statements of income and member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MSCS Financial Services, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 26, 2007
Denver, Colorado

MSCS FINANCIAL SERVICES, LLC

Statement of Financial Condition
December 31, 2006

Assets

Assets		
Cash and cash equivalents	$	2,453,162
Cash deposited with clearing organization		54,495
Accounts receivable		235,723
Prepaid expenses		1,702
Total assets	$	2,745,082

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued liabilities	$	699,389
Contingencies		
Member's equity		2,045,693
Total liabilities and member's equity	$	2,745,082

See notes to financial statements.

MSCS FINANCIAL SERVICES, LLC

Statement of Income and Member's Equity
For the Year Ended December 31, 2006

Revenue	
Commissions and distribution fees	$ 23,520,922
Related-party transaction fees	2,110,538
Interest	6,280
Total revenue	25,637,740
Operating expenses	
Commissions paid to other broker dealers	9,457,456
Employee compensation and benefits	2,457,676
Other operating expenses	486,813
Clearance fees	44,485
Communications and data processing	5,471
Total operating expenses	12,451,901
Net income	13,185,839
Beginning member's equity	1,209,854
Distributions to member	(12,350,000)
Ending member's equity	$ 2,045,693

See notes to financial statements.

MSCS FINANCIAL SERVICES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 13,185,839
Adjustments to reconcile net income to net cash provided by operating activities	
Cash deposited with clearing organization	(2,404)
Accounts receivable	(228,648)
Prepaid expenses	3,749
Accounts payable and accrued liabilities	586,994
	359,691
Net cash provided by operating activities	13,545,530
Cash flows from financing activities	
Distributions to member	(12,350,000)
Net cash used in financing activities	(12,350,000)
Net increase in cash and cash equivalents	1,195,530
Cash and cash equivalents - beginning of year	1,257,632
Cash and cash equivalents - end of year	$ 2,453,162

See notes to financial statements.

MSCS FINANCIAL SERVICES, LLC

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

MSCS Financial Services, LLC (the Company) was formed on April 6, 2001, as a Delaware Limited Liability Company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). Pursuant to the Company's membership agreement, the SEC and NASD gave the Company permission to commence operations on January 2, 2002 and to continue until December 31, 2049.

The Company is a wholly owned subsidiary of Matrix Settlement & Clearance Services, LLC (the Parent). The Parent is owned 100% by OPTECH Systems, Inc., who is a wholly owned subsidiary of MG Colorado Holdings, Inc. The Company was formed to perform broker-dealer functions required to support the Parent's business that consists primarily of facilitating the clearing of purchase and redemption trades of various mutual fund shares for the customer accounts of financial institutions such as banks, third-party administrators, and registered investment advisers (the Customers). The Company processes unsolicited mutual fund transactions from the Customers and does not process any retail business.

As discussed above and in Note 2, the Company is part of an affiliated group of entities. Accordingly, these affiliations and other related party disclosures must be taken into consideration in reviewing the accompanying financial statements. The operating results of the Company could vary significantly from those that would have been obtained had the Company operated independently.

The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Act and does not carry customer accounts or clear customer transactions. Accordingly, all such transactions are executed and cleared on behalf of the Company by ADP Clearing and Outsourcing Services, Inc. (ADP) on a fully disclosed basis. The Company's agreement with ADP provides that, as clearing broker, ADP will keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act and performs all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to ADP. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. As of the balance sheet date, balances of cash and cash equivalents exceeded the federally insured limit by approximately $2,243,000.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents and accounts receivable. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk (continued)

The Company grants credit in the normal course of business to customers in the United States. The Company periodically performs credit analysis and monitors the financial condition of its customers to reduce credit risk. For the year ended December 31, 2006, one customer accounted for 27% of commissions and distribution fees.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash, receivables, deposits, and payables approximated fair value as of December 31, 2006 because of the relatively short maturity of these instruments.

Cash Deposited With Clearing Organization

The Company has cash of $54,495 deposited with ADP to offset certain risks assumed by ADP related to clearing and settling securities and cash transactions on behalf of the Company's customers.

Revenue Recognition

Revenues, related expenses, commissions receivable and payable are recorded on a trade-date basis, which is the date the transaction is executed. Commissions receivable are typically received in full shortly after the receivable is recorded and management has determined that no allowance for uncollectible amounts is necessary. The Company historically has not experienced losses from uncollectible accounts.

Revenue is primarily earned from commissions where the Company is the broker-dealer of record for certain mutual fund and security transactions. Income received from front-end commissions and related transactional fees are recorded on a trade-date basis as the security transactions occur. Income received for 12b-1 distribution fees are recognized when received. Revenue is presented in the accompanying statement of income in accordance with EITF 99-19, *Reporting Revenue Gross as a Principle Versus Net as an Agent*. The Company has no significant incremental direct costs.

Income Taxes

The Company has elected to be treated as a Limited Liability Company (LLC) for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's members and no provisions for income taxes has been recorded in the accompanying financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Note 2 - Related Party Transactions

During the year ended December 31, 2006, the Company recorded revenue of $2,110,538, related to the processing of certain security transactions for the Parent. The revenues are earned at a rate of 102% of certain salaries, benefits, professional, and other operating expenses assessed to the Company by its Parent. For the year ended December 31, 2006, the amount assessed to the Company was $2,069,155, of which $1,654,314 and $414,841, is recorded in employee compensation and benefits and other operating expenses, respectively. These amounts may not be indicative of revenue and expenses for similar transactions incurred with third parties.

For the year ended December 31, 2006, the Company made distributions to the Parent in the amount of $12,350,000.

As of December 31, 2006, accounts receivable were pledged as collateral for a line-of-credit held by MG Colorado Holdings, Inc.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and ratio of aggregate indebtedness to net capital. At December 31, 2006, the Company had net capital of $1,814,381, which was $1,767,756 in excess of its required net capital of $46,625 (the greater of $25,000 or 6 2/3% of aggregate indebtedness). The Company's aggregate indebtedness to net capital ratio was 0.39 to 1 as of December 31, 2006.

ACCOMPANYING INFORMATION

MSCS FINANCIAL SERVICES, LLC

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

Total members' equity per the accompanying statement of financial condition	$	2,045,693
Deduct nonallowable assets		
Receivables from non-customers		229,610
Prepaid expenses		1,702
Net capital	$	1,814,381
Total aggregate indebtedness	$	699,389
Net capital	$	1,814,381
Minimum net capital requirement (greater of $25,000 or 6-2/3% of aggregate indebtedness)		46,625
Excess net capital	$	1,767,756
Aggregate indebtedness to net capital		0.39

The above computation does not differ from the computation of net capital prepared by the Company as of December 31, 2006 on Form X-17a-5.

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors and Member
MSCS Financial Services, LLC
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedule of MSCS Financial Services, LLC (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as require by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordations of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of a fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

with offices in
• DENVER & FORT COLLINS •
www.EKSH.com

Board of Directors and Member
MSCS Financial Services, LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 26, 2007
Denver, Colorado

END